

October 15, 2010

Via U.S. Mail and Facsimile

Queensridge Mining Resources, Inc.
c/o Val-U-Corp. Services, Inc.
1802 North Carson Street, #212
Carson City, NV 89701

> **Re: Queensridge Mining Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 30, 2010**
> **File No. 333-168775**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note that the letter you provided to us dated September 29, 2010, does not include the precise language set forth in our comment letter. For example, you state that the "company many (sic) not assert staff comments" as a defense. Please provide us with a new written statement using the precise language specified in the bullet points at the end of this letter.

2. We remind you of prior comments 1 and 2 from our letter to you dated September 8, 2010.

3.   We remind you of prior comments 11 and 12 from our letter to you dated September 8, 2010. Disclose all pertinent details, including the dates of such agreements, and in the case of Mr. Stromer's commitment to "fund our legal and accounting compliance expenses," any dollar or time limitations the commitment contains, if any. If there are no such limitations, disclose that fact explicitly.

4.   Provide explicit disclosure regarding the apparent absence of any arrangements or commitments to provide funding for your other ongoing operating costs. Also update more precisely when you anticipate that you will exhaust your cash and when you will exhaust your working capital. We note your continued references at page 33 and elsewhere to the "first two-three quarters of our fiscal year beginning June 30, 2010."

Financial Statements

Note 2 - Mineral Properties, page F-7

5.   We note your revised disclosure responding to prior comment 24, indicating that you have expensed the costs of acquiring certain mineral claims as exploration costs since your mineral claims are unproven at this time.

        Please note that mineral property, including mineral claim, *acquisition* costs can be capitalized even when you are in exploration stage and the claims are unproven, but that such acquisition costs are subject to impairment assessment as indicated in your Note 1. *Exploration* costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred regardless of the existence of reserves or the stage of development of the business enterprise. On the other hand, the costs incurred after mineral reserves have been established are considered *development* costs when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized.

        Please modify your accounting policy disclosure to differentiate among acquisition, exploration and development costs, including clarifying whether your costs incurred were acquisition or exploration in nature, and to ensure correlation of these terms with your reserve findings and stage of operations, based on the definitions set forth in Industry Guide 7.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Monsour at (202) 551-3360 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Puoy K. Premsrirut, Esq.
        Brown, Brown & Premsrirut, PC
        Facsimile: (702) 385-1752